UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Conversant, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
92046N102
(CUSIP Number)
Leigh Ann K. Epperson
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, Texas 75024
(214) 494-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to:
Joseph L. Motes III, Esq.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
(214) 969-4676
September 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92046N102

1	NAMES OF REPORTING PERSONS Alliance Data Systems Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,785,266 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,148,828 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,785,266 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Represents (a) 3,148,828 shares of common stock of Conversant, Inc. (the "Issuer") and (b) 636,438 shares of restricted common stock of the Issuer, that, in each case, are subject to a Voting Agreement, dated as of September 11, 2014 (the "Voting Agreement"), entered into by Alliance Data Systems Corporation ("Alliance Data") and certain stockholders of the Issuer. Such number does not include 548,292 shares of common stock acquirable upon the exercise of options, which would become subject to the above referenced Voting Agreement, if such options are exercised, on or after the date hereof. Under Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Alliance Data expressly disclaims beneficial ownership of any of the shares of common stock or other securities of the Issuer subject to the Voting Agreement, and nothing herein shall be deemed an admission by Alliance Data as to the beneficial ownership of such securities for purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)
Represents 3,148,828  shares of common stock that are subject to the Voting Agreement, which includes provisions limiting the ability of the holders of such instruments to transfer shares of common stock, options or shares of restricted common stock held by them during the term of the Voting Agreement. Such number does not include (a) 636,438 shares of restricted common stock or (b) 548,292 shares of common stock acquirable upon the exercise of options. Under Rule 13d-4 of the Exchange Act, Alliance Data expressly disclaims beneficial ownership of any shares of common stock or other securities of the Issuer subject to the Voting Agreement, and nothing herein shall be deemed an admission by Alliance Data as to the beneficial ownership of such common stock or other securities for purposes of Section 13(d) of the Exchange Act or any other purpose.

(3)	Based on 64,077,659 shares of common stock of the Issuer outstanding as of August 1, 2014, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 8, 2014.

Item 1. Security and Issuer.
This statement on Schedule 13D (this "Schedule 13D") relates to the common stock of Conversant, Inc., a Delaware corporation (the "Issuer"), par value $0.001 per share (the "Common Stock"). The address and principal office of the Issuer is 30699 Russell Ranch Road, Suite 250, Westlake Village, California 91362.
Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Alliance Data Systems Corporation ("Alliance Data").

(b)	The address and principal office of Alliance Data is: 7500 Dallas Parkway, Suite 700, Plano, Texas 75024.

(c)
Alliance Data and its combined businesses is a global provider of data-driven marketing and loyalty solutions serving large, consumer-based businesses in a variety of industries. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Alliance Data are set forth on Annex A hereto and are incorporated by reference herein in their entirety.

(d)-(e)
During the past five years, none of Alliance Data or, to the best of its knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Alliance Data is a Delaware Corporation.
Item 3. Source and Amount of Funds or Other Consideration.
Alliance Data entered into the Voting Agreement (as defined in Item 4 below) in connection with the Merger Agreement (as defined in Item 4 below).  Alliance Data has not paid any consideration to the Issuer or the stockholders of the Issuer who are parties to the Voting Agreement in respect of such agreement. Under the terms of the Merger Agreement, the Issuer will merge with and into Merger Sub, with the Merger Sub continuing as the surviving company and a direct wholly-owned subsidiary of Alliance Data. For a summary of certain provisions of the Merger Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3. For a summary of certain provisions of the Voting Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.
The Merger Agreement is incorporated by reference as Exhibit 1 hereto and is incorporated herein by reference in its entirety. The Voting Agreement is incorporated by reference as Exhibit 2 hereto and is incorporated herein by reference in its entirety.
Item 4. Purpose of Transaction
Agreement and Plan of Merger
On September 11, 2014, Alliance Data entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer and Amber Sub LLC ("Merger Sub"), a direct wholly-owned subsidiary of Alliance Data.  The Merger Agreement provides for the merger of the Issuer with and into Merger Sub, with Merger Sub continuing as the surviving company and a direct wholly-owned subsidiary of Alliance Data (the "Merger").
Subject to the terms and conditions of the Merger Agreement, Alliance Data will pay holders of Issuer Common Stock consideration valued at $35.00 per share, or approximately $2.3 billion in the aggregate (based on the closing price of Alliance Data Common Stock on September 11, 2014).  Each outstanding share of Issuer Common Stock will be exchanged in the Merger for consideration consisting of (i) 0.07037 shares of Alliance Data common stock and (ii) an amount in cash such that (based on the 15-day volume weighted average price of Alliance Data common stock as of the close of business on the second business day prior to closing (the "Closing VWAP")), the total consideration per share equals $35.00 (together, the "Standard Merger Consideration"), with a final mix of consideration being determined following the determination of the Closing VWAP.  However, the maximum amount of cash Alliance Data will pay per share of Issuer Common Stock will equal $18.62 and the minimum amount of cash Alliance Data will pay per share of Issuer Common Stock will equal $14.98 (the "Collar Range").  In the event that the maximum or minimum cash amount is reached, the amount of cash per share (i.e. either $18.62 or $14.98) and the stock exchange ratio of 0.07037 would remain fixed at these levels and the value received by Issuer stockholders would float below or above $35.00, respectively, outside of the Collar Range.  Based on the 7-day volume weighted average price of Alliance Data common stock as of the close of business on September 10, 2014, the consideration to be paid to Issuer stockholders is approximately equal to 52% shares of Alliance Data common stock and 48% cash.

As an alternative to the Standard Merger Consideration, Issuer stockholders may instead elect to receive, for each share of Issuer Common Stock, all stock or all cash consideration, subject to pro ration amongst electing stockholders such that the aggregate amount of cash paid and the aggregate number of shares of Alliance Data common stock issued in the Merger is the same that would be paid and issued if each share of Issuer Common Stock had been converted into the Standard Merger Consideration.  As long as Alliance Data common stock consists of 40% or more in the aggregate of the Merger Consideration as valued at one day prior to closing, the stock portion of the consideration is expected to be tax free to Issuer stockholders.
The Merger Agreement contains customary representations, warranties and covenants made by each of the Issuer, Alliance Data and Merger Sub.  The Issuer may not solicit competing acquisition proposals, or, subject to certain exceptions with respect to unsolicited proposals, engage in discussions concerning, or provide confidential information in connection with, any alternative business combinations.  The Issuer is required to keep Alliance Data informed of all unsolicited alternative business combination proposals.  The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, including in connection with the acceptance of an alternative transaction or a material breach of the no-shop covenants, the Issuer may be required to pay Alliance Data a termination fee equal to $65 million.
Completion of the Merger is subject to customary conditions, including approval by the Issuer's stockholders, listing of the shares of Alliance Data common stock to be issued in the Merger on the New York Stock Exchange, effectiveness of Alliance Data's registration statement on Form S-4 and receipt of required regulatory approvals.
The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference as Exhibit 1 and is incorporated herein by reference.
Voting Agreement
Simultaneously with the execution of the Merger Agreement, and as an inducement to Alliance Data to enter into the Merger Agreement, all executive officers and directors of the Issuer who owned shares of or securities convertible into or exercisable for Issuer Common Stock representing approximately 6.5% of Issuer Common Stock outstanding as of September 11, 2014, on a fully diluted basis, entered into a Voting Agreement with Alliance Data dated as of September 11, 2014 (the "Voting Agreement").  Set forth in Schedule I hereto is a list of stockholders of the Issuer that are parties to the Voting Agreement. Under the terms of the Voting Agreement, the executive officers and directors of the Issuer agreed, subject to the exceptions set forth therein, among other things, to vote all shares of Issuer Common Stock which such officer or director holds, and with respect to which such officer or director has the power to control the vote, in favor of the Merger Agreement and the Merger and not to transfer such shares except to certain permitted transferees who agree to become bound by the Voting Agreement.
The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is incorporated by reference as Exhibit 2 and is incorporated herein by reference.
Other than as set forth in this Item 4, Alliance Data has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Act.
Item 5. Interest in Securities of the Issuer.
(a) – (b) Items 7 through 11 and 13 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference. As of the date of this Schedule 13D, as a result of the Voting Agreement, Alliance Data may be deemed to have beneficial ownership of all such shares of Issuer Common Stock detailed in Items 7 through 11 of the cover page of this Schedule 13D and the footnotes thereto.  All shares reported as beneficially owned due to the Voting Agreement are reported to the knowledge of Alliance Data based on the representations of the stockholders party thereto.
Under Rule 13d-4 of the Securities Exchange Act of 1934 (the "Exchange Act"), Alliance Data expressly disclaims beneficial ownership of any shares of the Issuer's Common Stock or other securities of the Issuer subject to the Voting Agreement, and nothing herein shall be deemed an admission by Alliance Data as to the beneficial ownership of such shares of Common Stock or other securities for purposes of Section 13(d) of the Exchange Act or any other purpose.
 (c) Except as described herein, none of Alliance Data, nor to the best of its knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.
(d) – (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information regarding the Merger Agreement and the Voting Agreement set forth in Item 4 above is incorporated herein by reference in its entirety.
The Merger Agreement and the Voting Agreement are incorporated by reference as Exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein by reference.
Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.
Agreement and Plan of Merger, dated as of September 11, 2014, by and among Alliance Data Systems Corporation, Conversant, Inc. and Amber Sub LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Alliance Data Systems Corporation with the Securities and Exchange Commission on September 11, 2014).

2.
Voting Agreement, dated as of September 11, 2014, by and among Alliance Data Systems Corporation and executive officers and directors of Conversant, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Alliance Data Systems Corporation with the Securities and Exchange Commission on September 11, 2014).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alliance Data Systems Corporation

Date: September 22, 2014	By:	/s/ Leigh Ann K. Epperson
Leigh Ann K. Epperson
Senior Vice President, General
Counsel and Secretary

Schedule I
Stockholders of the Issuer Party to the Voting Agreement
Scott P. Barlow
David S. Buzby
James A. Crouthamel
John Giuliani
James R. Peters
John Pitstick
Jeffrey F. Rayport
Brian Smith
Peter Wolfert
James R. Zarley

Annex A
ALLIANCE DATA SYSTEMS CORPORATION
The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of Alliance Data Systems Corporation as of September 22, 2014. The principal business address of each person listed below is c/o Alliance Data Systems Corporation, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024.
DIRECTORS OF ALLIANCE DATA SYSTEMS CORPORATION

Name	Present Occupation	Citizenship

Robert A. Minicucci	Non-Executive Chairman of Alliance Data Systems Corporation; general partner of certain limited partnerships of the investment firm Welsh, Carson, Anderson & Stowe	United States

Edward J. Heffeman	President and Chief Executive Officer of Alliance Data Systems Corporation	United States

Bruce C. Anderson	General partner of investment firm Welsh, Carson, Anderson & Stowe	United States

Roger H. Ballou	Strategic advisor and business consultant	United States

Lawrence M. Benveniste	Asa Griggs Candler Professor of Finance at the Goizueta Business School of Emory University	United States

D. Keith Cobb	Strategic advisor and business consultant	United States

E. Linn Draper, Jr.	Strategic advisor and business consultant	United States

Kenneth R. Jensen	Strategic advisor and business consultant	United States

EXECUTIVE OFFICERS OF ALLIANCE DATA SYSTEMS CORPORATION

Name	Present Occupation	Citizenship

Edward J. Heffeman	Director, President and Chief Executive Officer of Alliance Data Systems Corporation	United States

Charles L. Horn	Executive Vice President and Chief Financial Officer of Alliance Data Systems Corporation	United States

Laura Santillan	Senior Vice President and Chief Accounting Officer of Alliance Data Systems Corporation	United States

Leigh Ann K. Epperson	Senior Vice President, General Counsel and Secretary of Alliance Data Systems Corporation	United States

Bryan J. Kennedy	Executive Vice President of Alliance Data Systems Corporation	United States

Melisa A. Miller	Executive Vice President of Alliance Data Systems Corporation	United States

Bryan A. Pearson	Executive Vice President of Alliance Data Systems Corporation	Canadian